Jordan K. Thomsen Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-4193 jordan.thomsen@prudential.com

September 2, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           Pruco Life Insurance Company
Pruco Life Variable Universal Account (“National Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-05826 and 333-205092

Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Variable Appreciable Account (“New York Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-03974 and 333-205093

Dear Ms. Samuel:

On August 26, 2015, Pruco Life Insurance Company (“Pruco Life”) and Pruco Life Insurance Company of New Jersey (“PLNJ”) (collectively, “the Company”, “we” or “our”) filed via correspondence responses to the Staff’s Comment Letter dated August 18, 2015.  The comments related to our Registration Statements on Form N-6 for a new offering, the M PremierSM VUL Protector® (file nos. 333-205092 and 333-205093).

On September 1, 2015, we received follow up comments from the Staff via telephone.  We are now responding to those comments with this correspondence filing submitted via EDGAR.  Included herewith are the amended prospectus pages marked to reflect disclosure changes made in response to the Staff’s comments.

Comment 3: Summary of Charges and Expenses: Table 2 (Pages 3 & 25 / NY Version: Pages 3 & 24)
Please clarify how the flat extra charges are calculated.

Response 3:
The calculation of flat extra charges is described in footnote 4 to the Fee Table.  Charges for flat extras will vary in a similar fashion to Cost of Insurance charges.  These charges are determined based on individual characteristics and would vary policy owner to policy owner.  We believe the disclosure sufficiently describes the calculation of the charge.  We also note that more detail would be provided to a policy owner in the owner’s policy data pages.

We have revised the Fee Table entry for the Enhanced Disability Rider and the corresponding disclosure under “Charges for Rider Coverage” to clarify this charge.  The range for the charge percentage is provided in the fee table (7.08% to 12.17%).  This percentage is charged against the monthly benefit amount available under the rider.  The monthly benefit amount is calculated based on the greater of 9% of the Limited No-Lapse Guarantee Premium or the total of the policy monthly deductions.

Comment 4(b): Summary of the Contract (Page 5)
Please state that premiums allocated to either the Fixed Rate Option or the Long Term Fixed Rate Option are placed in Pruco Life Insurance Company’s general account and subject to Pruco Life Insurance Company’s claims paying ability. In the New Jersey/New York Version, please include the same disclosure but replace the reference to Pruco Life Insurance Company with Pruco Life Insurance Company of New Jersey.

Response 4(b):
This disclosure has been restated in “Brief Description of the Contract” under “Summary of the Contract and Contract Benefits”.

Comment 4(c): Summary of the Contract (NY Version Page 8)
In the New Jersey/ New York Version, under the caption “Canceling the Contract (‘Free-Look’),” in the first paragraph on page 8, please conform the second sentence to that in the National Version (also on page 8) to clarify that if a Contract is surrendered during the free-look period, the owner “will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after the owner receives the Contract, less any applicable federal and state income tax withholding.” Please confirm, supplementally, that the free-look period is 10 days in New York and New Jersey.

Response 4(c):
The free-look provision in the New York Version has been amended to match the National Version of the product.  The free-look period in New York and New Jersey is 10 days.

Comment 5:  Target Term Rider Summary (Page 5)
Please provide examples of the contract benefits that are not available if the Target Term Rider is selected.

Response 5:
The availability and restrictions are discussed in the “Target Term Rider” section.  A cross-reference has been added to this summary section to direct the reader to the “Target Term Rider” section.

Comment 6: Limited No-Lapse Guarantee Information and Rider to Provide Lapse Protection Information (Page 6)
Please state the additional charges, if any, for these benefits.

Response 6:
We have amended the text to reflect that there is no charge for the Limited No-Lapse Guarantee feature.

Comment 9: Access to Contract Value (Page 7)
Instead of requiring that the owner use a “form that meets our needs” in order to surrender a Contract, please revise this sentence to be consistent with the “good order” requirement as defined in the Glossary. Please also address this issue in the section entitled “Changing the Type of Death Benefit” on pages 44-45 and elsewhere where you impose a requirement other than “good order.”

Response 9:
The disclosure has been amended in this section to clarify that written surrender requests must be received in Good Order at a Service Center.

Comment 12: Increase in Charges (Page 8)
Please confirm that you will supplement the prospectus to reflect any increase in the current fee before it is implemented.

Response 12:
We have made a conforming change to the prospectus.

Comment 20(a):  Rider to Provide Lapse Protection (Page 28)
Please provide a representative example.

Response 20(a):
We have provided a representative example in the National Version.  We have not provided an example in the New York Version as the enhancement amount feature is not part of the New York rider.

Comment 22: Living Needs Benefit Rider (Page 31)
Compare the Living Needs Benefit Rider sections in the National and New York Versions.  Why was the state variation language removed from the National Version?

Response 22:
These sections are identical between the two versions.  The sentence was removed from the National Version because we provide disclosure at the outset of this section (“Rider”) that some riders or features may not be available in all states and direct the reader to consult Appendix A: “State Availability or Variations of Certain Features and Riders” for more information.

Comment 28 (a): Persistency Credit (Page 39 / NY Version Page 38)
Please clarify what happens to the persistency credit after reinstatement.

Response 28(a):
The disclosure has been amended to note that the persistency credit will be applied to reinstated contracts, but will not be retroactively applied to credit for periods during which the contract was either in lapse or default.

 Comment 28 (a): Persistency Credit (Page 39 / NY Version Page 38)
Please include the disclosure regarding advance notice from the National Version in the New York Version.

Response 28(b):
This disclosure does not apply to the New York Version, because the persistency credit is guaranteed in New York.

Comment 34: Minimum Initial Premium (Page 33 / NY Version Page 32)
Are changes to the last paragraph under “Minimum Initial Premium” in “Premiums” consistent between the New York and National Versions of the prospectus?

Response 34:
The New York Version conforms with the National Version.

Pursuant to Rule 461 under the Securities Act of 1933, Pruco Life Insurance Company, depositor for the registrant under the above-referenced registration statement, and Pruco Securities, LLC, principal underwriter for the registered securities, respectfully request acceleration of the above-referenced registration statement so that it becomes effective on September 14, 2015.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * *

Please feel free to contact me if you have any questions regarding these filings.  I can be reached at (973) 802-4193.

Very truly yours,

 /s/ Jordan K. Thomsen

Jordan K. Thomsen
Vice President and Corporate Counsel

Administrative fee for Target Term Rider
Minimum and Maximum Charges per $1,000 of Target Term Rider coverage amount.
_____________
Target Term Rider fee for a representative Contract Owner, male, age 55, in the Preferred Best underwriting class.
(Charge per $1,000 of Target Term Rider.)
	Monthly	From $0.08 to $8.22(1) _____________ $0.45
Accidental Death Benefit Rider(7)
Minimum and Maximum Charges per $1,000 of the coverage amount.
_____________
Accidental Death Benefit Rider fee for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
(Charge per $1,000 of the coverage amount.)
	Monthly	From $0.04 to $0.28(6) _____________ $0.12
Children Level Term Rider(7) (Charge per $1,000 of the coverage amount.)	Monthly	$0.42
Enhanced Disability Benefit Rider(7)
Minimum and Maximum Charges
(Percentage of the monthly benefit amount.)
_____________
Enhanced Disability Benefit Rider charge for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
	Monthly	From 7.08% to 12.17%(6) _____________ 10.62%

(1)
The charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification, as well as Contract duration.  The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(2)
For example, the highest COI rate is for an insured who is a male/female age 120. You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life representative.

(3)	The daily charge is based on the effective annual rate shown.
(4)
The amount and duration of the charge will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk, and is charged per $1,000 of Basic Insurance Amount. The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(5)
The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 3% and an effective annual interest credit equal to 2%.  Preferred loans are charged a lower effective annual interest rate.  See Loans.

(6)
This charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(7)	Duration of the charge is limited. See CHARGES AND EXPENSES.

Fund Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.35%	1.23%

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

M PremierSM VUL Protector® is a form of variable universal life insurance.  A variable universal life insurance contract is a flexible form of life insurance.  It has a Death Benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums.  You may invest net premiums in one or more of the available Variable Investment Options, the Fixed Rate Option, and/or in the Long Term Fixed Rate Option.  Although the value of your Contract Fund may increase if there is favorable investment performance in the Variable Investment Options you select, investment returns in the Variable Investment Options are NOT guaranteed.  There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease.  The risk will be different, depending upon which investment options you choose.  You bear the risk of any decrease.  If you select the Fixed Rate Option or the Long Term Fixed Rate Option, we credit your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 2%.   These amounts become part of our general account.  The fulfillment of our guarantee is dependent on our claims paying ability.   Transfers from the Fixed Rate Option and the Long Term Fixed Rate Option may be restricted. The Contract is designed to be flexible to meet your specific life insurance needs.  Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments.  Some Contract forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  The Contract form number for this Contract is MPVNLG-2015 or ICC15 MPVNLG-2015. A state and/or other code may follow the form number.  Your Contract's form number is located in the lower left hand corner of the first page of your Contract.

Target Term Rider Summary

This Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract.  The Target Term Rider provides for a flexible term insurance benefit to Attained Age 121 on the life of the insured.  You specify the initial amount of the Target Term Rider coverage, up to four times the base Contract's Basic Insurance Amount.

A Contract with a Target Term Rider will offer higher cash values than an all-base Contract with the same initial Death Benefit and premium payments if we do not change our current charges.  The cash values will be higher because our per $1,000 of insurance charges are lower for the Target Term Rider and the surrender charge does not apply to a Target Term Rider.

However, a Contract with a Target Term Rider offers the potential for a greater reduction of cash values and Death Benefits than an all-base Contract with the same Death Benefit if we raise our current charges to the maximum contractual level.  There would be a greater reduction because guaranteed maximum charges attributable to the Basic Insurance Amount and the Target Term Rider coverage amount are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for a Target Term Rider.

There are various factors to consider regarding a Target Term Rider.  We pay significantly lower commissions on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments.  This may provide a financial incentive for your Pruco Life representative to promote the sale of a Contract without a Target Term Rider.  However, not all Contract benefits are available on Contracts issued with a Target Term Rider.  For additional information, see Target Term Rider .

Types of Death Benefit Available Under the Contract

There are two types of Death Benefit available.  You may choose a Contract with a Type A (fixed) Death Benefit under which the Death Benefit generally remains at the Basic Insurance Amount you initially chose.  However, the Contract Fund (described below) may grow to a point where the Death Benefit may increase and vary with investment experience.  If you choose a Contract with a Type B (variable) Death Benefit, your Death Benefit will vary with investment experience.  As long as the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount shown in your Contract.

Either type of Death Benefit, described above, may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

You may change your Contract’s Death Benefit type after issue.  See Types of Death Benefit and Changing the Type of Death Benefit.

Limited No-Lapse Guarantee Information

Your Contract includes a feature, at no additional charge, that provides a limited guarantee against lapse.   The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse, regardless of investment results, as long as the amount of premiums paid and interest from the date(s) received, less withdrawals and interest from the date(s) taken, equals or exceeds the scheduled Limited No-Lapse Guarantee value on each Monthly Date and there is no excess Contract Debt.  These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, Death Benefit type, issue age, sex, underwriting class, optional benefits and any additional or substandard mortality risk.  See LIMITED NO-LAPSE GUARANTEE.

Rider to Provide Lapse Protection Information

Your Contract is issued with a Rider to Provide Lapse Protection.  There is no charge for this rider.  Beginning in the eleventh Contract Year, this rider provides a guarantee that the Contract will not lapse, regardless of investment results, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt.  See Rider to Provide Lapse Protection.

It’s important to note that your No-Lapse Guarantee Value is calculated only to determine if your Contract is protected from lapse and does not represent any amounts actually payable as benefits under the Contract and does not change your actual Contract values.  In addition, any no-lapse charges used to calculate your No-Lapse Guarantee Value are used only to determine whether your Contract is in default and do not affect your actual Contract values.

The Contract Fund

Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Options; (2) interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.  The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Premium Payments

You choose the timing and the amount of premium payments, with the exception of the minimum initial premium.  All subsequent premium payments are subject to a minimum of $25 per payment.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals.  For more information, see Tax Treatment of Contract Benefits - Modified Endowment Contracts.

Allocation of Premium Payments

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office.  See The Pruco Life Variable Universal Account and Allocation of Premiums.

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options, the Fixed Rate Option, and/or the Long Term Fixed Rate Option according to your current premium allocation.  See Cancelling the Contract.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.

Investment Choices

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options. You may also allocate premiums to the Fixed Rate Option and the Long Term Fixed Rate Option.  See The Funds and The Fixed Rate and Long Term Fixed Rate Options.  You may transfer money among your investment choices, subject to restrictions.  See Transfers/Restrictions on Transfers.

We may add or remove Variable Investment Options in the future.

Decreasing Basic Insurance Amount

Subject to certain limitations, you have the option of decreasing the Basic Insurance Amount of your Contract after the issue of the Contract.  See Decreases in Basic Insurance Amount.  A decrease in Basic Insurance Amount may result in a surrender charge. See Surrender Charges.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  In addition, if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  We may decline a decrease in the Basic Insurance Amount if the Contract Fund value is less than any applicable partial surrender charges.

No administrative processing charge is currently being made in connection with a decrease in Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.  See CHARGES AND EXPENSES.

Access to Contract Values

A Contract may be surrendered for its Cash Surrender Value (the Contract Fund minus any Contract Debt and minus any applicable surrender charge) while the insured is living.  To surrender a Contract, we may require you to deliver or mail the Contract with a written request in Good Order to a Service Office .  The Cash Surrender Value of a Contract will be determined as of the end of the Valuation Period in which such a request is received in Good Order in a Service Office.  Surrender of a Contract may have tax consequences. See Surrender of a Contract and Tax Treatment of Contract Benefits.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its surrender value.  See Surrender of a Contract.

Under certain circumstances, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract.  The amount withdrawn must be at least $500.  We may charge an administrative processing fee for each withdrawal in an amount up to of $25.  Currently, we do not charge a fee for withdrawals.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Withdrawals and Tax Treatment of Contract Benefits.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default.  The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.  See Loans.

Persistency Credit Information

If your Contract is not in default, on each Monthly Date on or following the 9th Contract Anniversary, we may credit your Contract Fund with an additional amount for keeping your Contract in-force.  See the Persistency Credit section.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).  You will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law), less any applicable federal and state income tax withholding.  A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values Are Not Guaranteed

Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.  The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct.  Poor investment performance or loans could cause your Contract to lapse and you could lose your insurance coverage.   However, your Death Benefit may be protected under the Limited No-Lapse Guarantee, the Rider to Provide Lapse Protection, or the Overloan Protection Rider.

The Variable Investment Options you choose may not perform to your expectations.  Investing in the Contract involves risks including the possible loss of your entire investment.  Only the Fixed Rate Option and the Long Term Fixed Rate Option provide a guaranteed rate of return.  For more detail, please see Risks Associated with the Variable Investment Options and The Fixed Rate and Long Term Fixed Rate Options.

Limitation of Benefits on Certain Riders for Claims Due to War or Service in the Armed Forces

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.”  The “maximum charge,” in each instance, is the highest charge that we may make under the Contract.  The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.   When required, we will supplement the prospectus to reflect any increase in a current charge, up to the maximum charge, before the change is implemented.

Contract Lapse

Each month we determine the value of your Contract Fund.  The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection.  Your Contract will also be in default if at any time the Contract Debt equals or exceeds the Contract Fund less any applicable surrender charges unless it remains in-force under the Overloan Protection Rider.  See Loans and Overloan Protection Rider.

Should any event occur that would cause your Contract to enter default, we will notify you of the required payment to prevent your Contract from terminating (lapsing).  A 61-day grace period will begin from the date the notice of default is mailed.  Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  See LAPSE AND REINSTATEMENT.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.

Your policy may be protected against default and will remain in-force if it qualifies under the Limited No-Lapse Guarantee or the Rider to Provide Lapse Protection, as summarized below.  Neither the Limited No-Lapse Guarantee nor the rider to Provide Lapse Protection will protect a Contract with excess Contract Debt.

(1)
Each month during the first ten Contract Years, we determine the amount of accumulated premium you have paid and add interest from the date of receipt.  We then determine the amount of withdrawals made and add interest from the date taken.  The net withdrawal amount is subtracted from the net accumulated premium paid and compared with the Limited No-Lapse Guarantee Value for that Monthly Date.  If the actual value meets or exceeds the Limited No-Lapse Guarantee Value, your Contract is protected against default that month.  The Limited No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or would otherwise lapse, on a monthly basis, and is not payable under the Contract.

Each month, beginning in the eleventh Contract Year and thereafter, we determine the value of your Contract Fund and your No-Lapse Guarantee Value under the Rider to Provide Lapse Protection.  If the No-Lapse Guarantee Value is greater than zero, your Contract is protected against default that month.  The No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or in or

•	until the earliest of: the primary insured’s death, the first Contract Anniversary on or after the primary insured’s 75th birthday, or you notify us to discontinue the rider coverage.

•
Enhanced Cash Value Rider - We deduct a one-time charge from the first monthly deduction on the Contract for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The current charge is $0.50 per $1,000 of Basic Insurance Amount.

•
Enhanced Disability Benefit Rider - We deduct a monthly charge for this rider, which provides invested premium amounts while the insured is totally disabled. The current charge is based on issue age, sex, and underwriting classification of the insured. The charge for the Enhanced Disability Benefit Rider ranges from 7.08% to 12.17% of the monthly benefit amount.  The monthly benefit amount is the greater of: 9% of the Contract's Limited No-Lapse Guarantee Premium (including premiums for riders and flat extras) and the total of all monthly deductions, and is charged until the first Contract Anniversary on or after the insured’s 60th birthday.

•	Living Needs Benefit RiderSM - We deduct a transaction fee of up to $150 for this rider if benefits are paid.

•	Overloan Protection Rider - We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

•
Target Term Rider - We may deduct a monthly charge for the administration of this rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.  Currently, we do not deduct the monthly charge for the administration of this rider.  We may deduct a COI charge for this rider, which ranges from $0.01 to $83.34 per $1,000 of rider Death Benefit, and is based on rider coverage duration and issue age, sex, and underwriting classification of the insured.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

There are circumstances when the Contract Owner is not the insured.  There may also be more than one Contract Owner.  If the Contract Owner is not the insured or there is more than one Contract Owner, they will be named in an endorsement to the Contract.  This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request.  We may ask you to send us the Contract to be endorsed.  Once we receive your request, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date the request is received in Good Order at our Service Office.

While the insured is living, the Contract Owner is entitled to any Contract benefit and value.  Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us.  For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured.  You may designate or change a beneficiary by sending us a request.  We may ask you to send us the Contract to be endorsed.  If we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request.  However, if we make any payment(s) before we receive the request, we will not have to make the payment(s) again.  When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary.  When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance.  Generally, the Contract may not be assigned to an employee benefit plan or program without our consent.  We assume no responsibility for the validity or sufficiency of any assignment.  We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.
See the Rider to Provide Lapse Protection for No-Lapse Guarantee information after the first ten years.

RIDERS

Contract Owners may be able to obtain extra fixed benefits, which may require additional charges.  These optional insurance benefits will be described in what is known as a "rider" to the Contract.  All riders are only available at Contract issuance, except as noted.  The available riders include the following (as described more fully below):

•	Target Term Rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.
•	Overloan Protection Rider, which guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.
•	Accidential Death Benefit Rider, which provides an additional Death Benefit that is payable if the insured's death is accidental.
•	Children Level Term Rider, which provides term life insurance coverage on the life of the insured's children.
•	Enhanced Cash Value Rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value.
•	Enhanced Disability Benefit Rider, which pays a monthly benefit amount into the Contract if the insured is totally disabled.
•
Living Needs BenefitSM Rider, which allows you to elect to receive an accelerated payment of all or part of the Death Benefit, adjusted to reflect current value, if the insured becomes terminally ill or is confined to a nursing home.  This rider may be added after Contract issuance.

Additionally, each Contract is issued with an attached Rider to Provide Lapse Protection that is not optional.  There is no charge for the Rider to Provide Lapse Protection.

Charges applicable to the riders will be deducted from the Contract Fund on each Monthly Date, with the exception of the Rider to Provide Lapse Protection, the Overloan Protection Rider, the Enhanced Cash Value Rider, and the Living Needs Benefit Rider.

Some riders may depend on the performance of the Account.  Rider benefits will no longer be available if the Contract lapses, or if you choose to keep the Contract in-force under the Overloan Protection Rider.  Some riders are not available in conjunction with other riders and certain restrictions may apply as set forth below.  Some riders or features described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  A Pruco Life representative can explain all of these extra benefits further.  We will provide samples of the provisions upon receiving a written request.

Rider to Provide Lapse Protection

Your Contract is issued with an attached Rider to Provide Lapse Protection.  Under the Rider to Provide Lapse Protection, beginning in the eleventh Contract year, we agree to keep your Contract in-force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt. If you have an outstanding Contract loan, the Rider to Provide Lapse Protection will not keep the Contract in-force.

On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt).  Your No-Lapse Contract Fund is the accumulated value of the prior No-Lapse Contract Fund, plus any no-lapse invested premium amounts, plus no-lapse interest, and minus a no-lapse charge factor.  Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals, loans, and administrative fees.  If the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt, your Contract will remain in-force until the next Monthly Date, even if you experience poor investment results and your Net Cash Value falls to zero or less.

In later years we may, depending on the value of your Contract Fund, increase the No-Lapse Contract Fund.  This potential increase is referred to as the lapse protection enhancement amount.  For issue ages up through 70, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the earlier of: (a) the 19th Contract Anniversary, and (b) the first Contract Anniversary on or after the insured reaches age 79.  For issue ages of 71 and older, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the 9th Contract Anniversary.  The lapse protection enhancement amount is based on the value of the Contract Fund compared to the No-Lapse Contract Fund.  If 65% of the Contract Fund value exceeds the No-Lapse Contract Fund and the No-Lapse Contract Fund is not a negative value, the No-Lapse Contract Fund will be increased to equal 65% of the Contract Fund.  If at the time of calculation the No-Lapse Contract Fund is a negative amount, we will increase the No-Lapse Contract Fund by an amount equivalent to 65% of the Contract Fund.  The amount is calculated before monthly charges are deducted.  Depending on the amounts in your Contract Fund and No-Lapse Contract Fund, it is possible the lapse protection enhancement amount may be zero.

The following chart illustrates an example of an initial lapse protection enhancement amount calculation.  For a representative insured age 55 at issue, the lapse protection enhancement amount calculation begins on the 19th Contract Anniversary (age 74).

A sample lapse protection enhancement amount calculation.
Contract Fund	$100,000.00
No-Lapse Contract Fund	$50,000.00
65% of Contract Fund	$65,000.00
Lapse protection enhancement amount	$15,000.00
New No-Lapse Contract Fund value	$65,000.00

Under the Rider to Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received.  For any premium we receive in the 21-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse charge for sales expenses no greater than the amount we would subtract if that premium were received on the Contract Anniversary.

Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in-force or in default.  These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.

The charge factor used to determine the No-Lapse Guarantee Contract Fund and No-Lapse Guarantee Value will vary based on Basic Insurance Amount, duration, age, sex, underwriting class, and extra ratings.  In addition, the charge factor is used only to determine whether your Contract is in default and does not affect your actual Contract values.  The charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract.

Beginning in year eleven, the Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero and having no excess Contract Debt.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less and the No-Lapse Guarantee Value equals zero or less, your Contract will be in default.  If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default.

Should any event occur that would cause your Contract to go into default or lapse, we will notify you of the required payment to keep your Contract in-force.  Your payment must be received at the Payment Office or postmarked within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.  If your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection will also be reinstated.  See LAPSE AND REINSTATEMENT.

If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance.   This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance.  See PREMIUMS and Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Please note that the Internal Revenue Service may take a position that the outstanding loan balance should be treated as a distribution when the Contract Owner elects the Overloan Protection benefit.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful. You should consult a tax advisor as to the tax risks associated with exercising the Overloan Protection Rider.

Other Optional Riders

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Accidental Death Benefit Rider - The Accidental Death Benefit Rider provides an additional Death Benefit that is payable if the insured's death is accidental, as defined in the benefit provision.  A death resulting from injury must occur no more than 90 days after the injury.  This benefit will end on the earliest of: the end of the day before the first Contract Anniversary on or after the insured’s 100th birthday and the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.   This rider is not available on Contracts that have the Overloan Protection Rider.

Children Level Term Rider - The Children Level Term Rider provides term life insurance coverage on the life of the insured's dependent children, as defined in the benefit provision.  The rider coverage will end on the earliest of: (1) the end of the day before the first Contract Anniversary on or after the primary insured’s 75th birthday, (2) the end of the day before the first Contract Anniversary on or after the child’s 25th birthday, (3) the end of the day before the date a rider is converted to a new Contract, and (4) the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.

Enhanced Disability Benefit Rider - The Enhanced Disability Benefit Rider pays a monthly benefit amount into the Contract if the insured is totally disabled, as defined by the benefit provisions.  The rider coverage will end as of the first Contract Anniversary on or after the insured’s 60th birthday. The Enhanced Disability Benefit Rider is not available with Contracts that include the Target Term Rider.

Enhanced Cash Value Rider - The Enhanced Cash Value Rider provides an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange.  This Additional Amount is never included as part of the Contract Fund value.  The rider can only be elected at the time the Contract is issued, and cannot be removed after the Contract is issued.  A minimum Basic Insurance Amount of $250,000 is required for a Contract to be issued with the Enhanced Cash Value Rider.

Living Needs Benefit RiderSM - The Living Needs BenefitSM Rider may be available on your Contract.  There is no charge for adding the benefit to a Contract.  However, when a claim is paid under this rider, a reduction for early payment is applied and a processing fee of up to $150 per Contract will be deducted.

The Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist.  The adjusted Death Benefit will always be less than the Death Benefit, but will not be less than the Contract’s Cash Surrender Value.  The Living Needs Benefit does not apply to the portion of the Death Benefit that is attributable to a Target Term Rider.

One or both of the following options may be available.  You should consult with a Pruco Life representative about whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit Rider when a licensed physician certifies the insured as Terminally Ill with a life expectancy of six months or less.  When that evidence is provided and confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months.  If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form.

The Nursing Home Option is available on the Living Needs Benefit Rider after the insured has been confined to an eligible nursing home for six months or more.  When a licensed physician certifies that the insured is expected to remain in an eligible nursing home until death, and that is confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years letter to advise you of your options.  Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest.  If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract.  We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance.  See Tax Treatment of Contract Benefits.

Generally, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of (1) the Contract Date and (2) the dates we receive the premium.  If we do not receive your initial premium before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  In no case will the premium be applied with an effective date that precedes the date of this offering.

Available Types of Premium

After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments.  Three suggested patterns of premiums are described below.  Understanding them may help you understand how the Contract works.

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The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

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Limited No-Lapse Guarantee Premiums are premiums that, if paid at the beginning of each Contract Year, will keep the Contract in-force for 10 Contract Years after issue, regardless of investment performance, assuming no loans or withdrawals.

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Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the insured’s Attained Age 121, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance, assuming no loans or withdrawals.

You should note that the Single Premium No-Lapse Premium and the Lifetime Modal No-Lapse Premium may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test.  In that case, you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance.  If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount.  Except for certain scenarios under a single premium payment arrangement, this will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance. If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in-force, and when you will need to pay that amount.  It’s important to know that these additional payment amounts could be substantial.  For an explanation of the Guideline Premium Test and the Cash Value Accumulation Test, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

We can bill you for the amount you select annually, semi-annually, or quarterly.  Because the Contract is a flexible premium Contract, there are no scheduled premium due dates.  When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Limited No-Lapse Guarantee and by the Rider to Provide Lapse Protection.  When you do make a premium payment, the minimum amount that we will accept is $25.

You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account.  If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount.  We will then draft the same amount from your account on the same date each month.  When you apply for the Contract, you and your Pruco Life representative should discuss how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  The first monthly deductions are made after the remainder of the initial premium and any other net premium is allocated to the Money Market investment option.  After the 10th day these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated according to your current premium allocation.  The transfer from the Money Market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions on Transfers.  If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.  The “Valuation Period” means the period of time from one determination of the value of the amount invested in a Variable Investment Option to the next.  Such determinations are made when the net asset values of the Variable Investment Options are calculated, which is as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).  With respect to any initial premium payment received before the Contract Date and any premium payment that is not in Good Order, we may temporarily hold the premium in a suspense account and we may earn interest on such amount. You will not be credited interest on those amounts during that period. The monies held in the suspense account may be subject to claims of our general creditors. The premium payment will not be reduced nor increased due to market fluctuations during that period.

Provided the Contract is neither in default, nor in-force under the provisions of the Overloan Protection Rider, you may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office.  Contracts that are jointly owned or assigned generally cannot change premium allocations by phone or electronic means.  See Assignment.  There is no charge for reallocating future premiums.  All percentage allocations must be in whole numbers.  For example, 33% can be selected but 33⅓% cannot.  Of course, the total allocation to all selected investment options must equal 100%.

Valuation of Variable Investment Options

Amounts allocated to a Variable Investment Option are converted to a number of units.  The number of units added to each Variable Investment Option is determined by dividing the amount allocated to each Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

Amounts taken from each Variable Investment Option decrease the number of units in each Variable Investment Option.  The number of units subtracted from each Variable Investment Option is determined by dividing the amount taken from the Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

The unit value for each Variable Investment Option will vary to reflect the investment experience of the applicable fund and will be determined on each valuation day by multiplying the unit value of the particular Variable Investment Option on the preceding valuation day by a net investment factor for that Variable Investment Option for the valuation period then ended.  The valuation day is any date on which the New York Stock Exchange is open for trading and the Variable Investment Option is valued.  The valuation period is the period of time from the close of the immediately preceding valuation day to the close of the current valuation day.

The net investment factor for each of the Variable Investment Options is equal to:
(a)
the net asset value per share at the end of the valuation period (plus the per share amount of any dividend or capital gain distributions paid by that fund in the valuation period then ended); divided by

(b)	the net asset value per share determined as of the end of the immediately preceding valuation period; minus
(c)	the daily portion of the mortality and expense risk charge assessed during the valuation period as shown in the section titled Daily Deduction from the Variable Investment Options.

The net investment factor may be greater or less than one.  Therefore, the value of a unit may increase or decrease.

If the New York Stock Exchange is closed (except for holidays or weekends) or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission so that we cannot value the Variable Investment Options, we may postpone all transactions which require valuation of the Variable Investment Option until valuation is possible.

Transfers/Restrictions on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options, to the Fixed Rate Option, or to the Long Term Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we will allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office.  Contract that are jointly owned or assigned generally cannot conduct transfers by phone or electronic means.  See Assignment.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink, are received in Good Order at a Service Office, and are sent to us by U.S. regular mail .

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  See Tax Treatment of Contract Benefits.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  You should consult with your tax adviser and your Pruco Life representative before requesting any decrease in Basic Insurance Amount.

CONTRACT VALUES

How a Contract's Cash Surrender Value Will Vary

The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt plus any Additional Amount upon surrender.  The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Variable Investment Option(s);
(2)	interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option;
(3)	interest credited on any loan; and
(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.

The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Upon request, we will tell you the Cash Surrender Value of your Contract.  It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance in the Contract Fund, outstanding Contract Debt, and/or any applicable surrender charge.

Persistency Credit

On each Monthly Date, if your Contract has been in-force at least 9 years and is not in default, we may credit your Contract Fund with an additional amount (“persistency credit”) for keeping your Contract in-force.  The persistency credit is based on reduced costs in later Contract Years and applies to Contracts that remain in-force.

The following chart illustrates an example of a Contract with $100,000 of Contract Fund, net of outstanding loans.  The persistency credit currently starts on the 9th Contract Anniversary and is currently calculated using an annual rate equal to 0.40% of the Contract Fund, net of outstanding loans, but is expressed as a monthly rate to reflect that the amount is credited monthly.  The credited amount will be allocated to the investment options according to your current premium allocation.

Determination of Sample Persistency Credit
Contract Fund (net of outstanding loans)	$100,000.00
Monthly Credit Rate	0.03327%
Persistency Credit Amount	$33.27
New Contract Fund (net of outstanding loans)	$100,033.27

On and following the 9th Contract Anniversary, if your Contract is in-force, we will credit your Contract Fund with the calculated amount for that Monthly Date.  If your Contract is in default or has lapsed, we will not credit your Contract with the persistency credit.  The calculated amount that would have been credited during the time your Contract was in default or lapsed will not be made up if your Contract is reinstated.  However, if your Contract is reinstated, we will begin calculating a persistency credit on the Monthly Date following the reinstatement date.  The persistency credit will not change the status of your Contract if your Contract Fund is a negative amount and your Contract is kept in-force under the Rider to Provide Lapse Protection.   No persistency credit will be calculated on the amount of any Contract loan.  The persistency credit amount is not guaranteed, and we reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.